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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                           ALL-COMM MEDIA CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   016627101
                                 (CUSIP Number)

                                Laura Huberfeld
                 152 West 57th Street, New York, New York 10019
                                 212-581-0500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 13, 1996
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box / /

         Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  Schedule 13D

CUSIP No.  016627101       13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) /X/

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

                           7.       SOLE VOTING POWER
                                    N/A

                           8.       SHARED VOTING POWER
                                    N/A

                           9.       SOLE DISPOSITIVE POWER
                                    1,800,000

                           10.      SHARED DISPOSITIVE POWER
                                    2,011,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,011,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    38.7%

14.      TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                  Schedule 13D

CUSIP No. 016627101        13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Naomi Bodner

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) /X/

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

                           7.       SOLE VOTING POWER
                                    N/A

                           8.       SHARED VOTING POWER
                                    N/A

                           9.       SOLE DISPOSITIVE POWER
                                    1,800,000

                           10.      SHARED DISPOSITIVE POWER
                                    2,011,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,011,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    38.7%

14.      TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP No.  016627101       13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld/Naomi Bodner Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                              (b) /X/

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

                           7.       SOLE VOTING POWER
                                    N/A

                           8.       SHARED VOTING POWER
                                    N/A

                           9.       SOLE DISPOSITIVE POWER
                                    211,500

                           10.      SHARED DISPOSITIVE POWER
                                    N/A

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    211,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.22%

14.      TYPE OF REPORTING PERSON*
                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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Item 1.  Security and Issuer

         This statement relates to Common Stock, $.01 par value per share (the "Common Stock"), of All-Comm Media Corporation (the "Company"). The address of the principal executive office of the Company is 400 Corporate Pointe, Suite 780, Los Angeles, California 90230.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of Laura Huberfeld, Naomi Bodner and the Laura Huberfeld/Naomi Bodner Partnership of which Laura Huberfeld and Naomi Bodner are the sole general partners ("Partnership") (collectively the "Reporting Persons").

         (b) The business address for all Reporting Persons is 152 West 57th Street, New York, New York 10019.

         (c) Mmes. Huberfeld and Bodner's principal occupation is personal investments. Partnership is a New York general partnership engaged in investments and financial advice. All Reporting Persons conduct their respective businesses primarily at the address above.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f)  Each of the individual Reporting Persons is a US citizen.

Item 3.  Source and Amount of Funds or other Consideration

         All of the funds used in the acquisition of Common Stock or warrants to acquire Common Stock came from personal or internal working capital of the Reporting Persons.

Item 4.  Purpose of Transaction

         All securities listed under Item 5 below have been acquired for investment. None of the Reporting Persons has any plans with respect to any of such securities which is referred to in Items 4(a)-4(j) of Schedule 13D.


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Item 5.  Interest in Securities of the Issuer.

         (a) The following table shows the beneficial ownership of each of the Reporting Persons in the Company's Common Stock, the basis of such ownership, and the percentage of the total number of outstanding shares of Common Stock as of June 13, 1996. The table assumes that the Conversion Price (as defined below)

as of the date of this filing is $1.25. As set forth in subsection (c) hereof, this number may be subject to adjustment based on fluctuations in the market price of the Common Stock which may affect the Conversion Price. The table assumes further that all Preferred Stock and Warrants (as hereinafter defined) were converted and exercised, as the case may be, and that the total number of outstanding shares of the Company's Common Stock is 3,186,734 prior to such conversion and exercise.


Name                                Number of Shares       Percentage of
                                   Beneficially Owned    Outstanding Shares
Laura Huberfeld/ Naomi Bodner
Partnership(1)                           211,500                6.22%
Laura Huberfeld(2)                     2,011,500               38.70%
Naomi Bodner(2)                        2,011,500               38.70%

(1) Consists of 94,000 shares issuable upon conversion of Preferred Stock and 117,500 shares issuable upon exercise of Warrants.

(2) Includes 800,000 shares issuable upon conversion of Preferred Stock and 1,000,000 shares issuable upon exercise of Warrants. Also includes 211,500 shares issuable upon conversion of Preferred Stock and exercise of Warrants held by Partnership.

         (b) Mmes. Huberfeld and Bodner share voting and dispositive power over all securities owned by Partnership. Mmes. Huberfeld and Bodner each disclaim beneficial ownership in the Common Stock owned by the other party which are reported herewith. In addition, Partnership disclaims beneficial ownership in the Common Stock owned by Mmes. Huberfeld and Bodner in their individual capacities. There is no written arrangement respecting voting and dispositive powers with respect to the Common Stock.

         (c) Pursuant to a private placement, on June 13, 1996, Ms. Huberfeld and Ms. Bodner each purchased from the Company 20 units ("Units") at $50,000 per Unit. Each Unit consists of 100 shares of Series B Convertible Preferred Stock ("Preferred Stock") having a redemption value of $50,000 per share and warrants ("Warrants") to purchase 50,000 shares of Common Stock at $2.50 per share for a period of three years, or, if earlier, a period

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which shall expire when (a) there shall have been filed a registration statement with respect to the shares underlying the Warrants which shall have been effective for not less than ninety consecutive days, and (b) the closing price per share of Common Stock on the Nasdaq shall not have been less than $8.00 for 20 consecutive trading days . The Preferred Stock will at the option of the holder be convertible into shares of Common Stock at the lesser of $1.25 per share or 80% of the average closing sales price of the Common Stock as quoted on the Nasdaq during the last five trading days prior to conversion (the Conversion Price"). Also on June 13, 1996, Partnership purchased 2.35 Units.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


                  See the disclosures under Items 2 and 5(b)

Item 7.  Material to be Filed as Exhibits

                  (1) Agreement among Reporting Persons to Joint Filing of Schedule 13D.


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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 18, 1996


                                  LAURA HUBERFELD/NAOMI BODNER
                                  PARTNERSHIP

                                  By: /s/ Naomi Bodner
                                     ---------------------------------
                                  Title: General Partner


                                     /s/ Laura Huberfeld
                                    ----------------------------------
                                    Laura Huberfeld


                                     /s/ Naomi Bodner
                                    ----------------------------------
                                    Naomi Bodner



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                                   EXHIBIT 1





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                                   Agreement
                         Joint Filing of Schedule 13D


         The undersigned hereby agree to jointly prepare and file a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of All-Comm Media Corporation and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: June 18, 1996

LAURA HUBERFELD/NAOMI BODNER PARTNERSHIP


By: /s/ Naomi Bodner
    ------------------------------


 /s/ Laura Huberfeld
- ----------------------------
Laura Huberfeld


 /s/ Naomi Bodner
- ----------------------------
Naomi Bodner